PROSPECTUS SUPPLEMENT	Registration No. 333-109015
(To Prospectus Dated October 9, 2003)	Rule 424(b)(7)

Prospectus

Warrant for

AVI BIOPHARMA INC.

Common Stock

This prospectus supplement supplements the prospectus dated October 9, 2003, as supplemented, relating to the resale from time to time by certain selling securityholders of warrants for our common stock.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and the prior prospectus supplements.  This prospectus supplement is qualified by reference to the prospectus and the prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and the prior prospectus supplements.

SELLING SECURITYHOLDERS

This prospectus relates to the resale from time to time of warrants for up to a total of 411,363 shares of our common stock by the selling securityholders.  Under the purchase agreement pursuant to which we sold the warrants, we agreed to file a registration statement, of which this prospectus is a part, with the SEC to register the resale of these warrants and the underlying shares of common stock.

The table below supplements the table of selling securityholders contained in the “Selling Securityholders” sections of the prospectus and the prior prospectus supplements.  Where the name of a selling securityholder identified in the table below also appears in a table in the prospectus or a prior prospectus supplement, the information set forth in the table below regarding that selling securityholder supersedes the information set forth in the prospectus and the prior prospectus supplements.

The following table is based solely on information provided by the selling securityholders.  This information represents the most current information provided to us by the selling securityholders.  The table below and the tables in the prospectus and the prior prospectus supplements may not reflect the exact number of shares of our common stock beneficially owned by the selling securityholders identified in the table because, since the date on which they provided the information regarding their ownership of those securities in the table, those securityholders may have acquired additional warrants or those securityholders may have sold, transferred or otherwise disposed of all or a portion of those securities.  However, no selling securityholder may use the prospectus, as supplemented by this prospectus supplement, to offer or sell an aggregate amount of warrants that exceeds the amount indicated with respect to that securityholder in the table below.

The securities offered in the prospectus involve a high degree of risk.  You should carefully consider the section titled “Risk Factors” beginning on page 2 of the prospectus in determining whether to purchase the warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The table captioned “Selling Securityholders” of the Prospectus is hereby amended to reflect the following changes:

Name	Number of Warrants Owned Prior to this Offering	Percentage of Outstanding Common Shares (%)(1)		Number of Warrants Offered by this Prospectus (1)	Percentage of Outstanding Common Shares (%)(1)		Number of Warrants Owned after the Offering
Omicron Master Trust (2)	281,056		*	281,056		*	0

Rockmore Investment Master Fund Ltd. (3)	130,307		*	130,307		*	0

Total	411,363		*	411,363		*	0

* Less than 1%

(1)          Assumes exercise of all of the holder’s warrants at the initial exercise price.  However, this conversion price will be subject to adjustment as provided in the warrant agreements.  As a result, the amount of common stock issuable upon exercise may increase or decrease in the future.  As of December 22, 2006, the Company had 53,182,841 shares outstanding.

(2)          Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCT”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron.  By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron.  Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock.  As of the date of this prospectus supplement, Mr. Oliver H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron.  By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron.  Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended.  Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder.  No person or “group” (as that term is used in Section 13(d) of the Exchange Act of the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(3)          Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”).  By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund.  Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock.  Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund.  By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund.  Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended.  No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

The date of this prospectus supplement is January 22, 2007.